UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE



							April 20, 2005


via facsimile and U.S. mail
Mr. Michael C. Coffman
Chief Financial Officer
Grand Centre, Suite 305
5400 North Grand Blvd.
Oklahoma City, OK 73112



	Re:	Panhandle Royalty Company
		Form 10-K for the year ended September 30, 2004
		Form 10-Q for the period ending December 31, 2004
		Response letter dated April 14, 2005
		File No. 1-9210


Dear Mr. Coffman:

      We have reviewed the above filings and response letter and have the following comments. Our review has been limited to your financial statements, Management`s Discussion and Analysis, and certain property information. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



10-K for the year ended September 30, 2004

Financial Statements

      Note 1- Summary of Significant Accounting Policies, page 28

1.	We note in your response to prior comment 1 that you have
concluded that perpetual fee minerals, included in non-producing oil and gas properties, meet the criteria of pg. 28 of SFAS 19 for aggregation and amortization, as you own a large number of individually insignificant properties. In future filings, please expand your disclosure to indicate the period that these properties are being amortized, the method used to amortize them, how they are grouped and, finally, how you determined the amortization period.


Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      Direct questions regarding accounting issues and related disclosures to Tracie Towner at (202) 824-5673, or in her absence, to
Jill Davis, Branch Chief Accountant, at (202) 942-1986. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870.


							Sincerely,



							H. Roger Schwall
							Assistant Director
Panhandle Royalty Company
April 20, 2005
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